Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155748
Prospectus
     Lowe’s Companies, Inc. (“Lowe’s” or the “Company”) is pleased to offer you the opportunity to participate in Lowe’s Stock Advantage Direct Stock Purchase Plan (the “Lowe’s Plan”). The Lowe’s Plan is designed to provide you with a convenient method to purchase shares of Lowe’s common stock and to reinvest cash dividends in the purchase of additional shares. Computershare Trust Company, N.A. will act as Plan Administrator for the Lowe’s Plan.
     This prospectus relates to 2,500,000 shares of Lowe’s common stock, par value $0.50 per share, to be offered for purchase under the Lowe’s Plan. Please read this prospectus carefully and keep it and any transaction statements or other communications you may receive relating to the Lowe’s Plan for future reference. Lowe’s common stock is listed on the New York Stock Exchange, with shares trading under the ticker symbol LOW. On July 12, 2010, the closing price of the common stock was $20.36.
     The shares of Lowe’s common stock being offered are not insured or protected by any governmental agency, and involve investment risk, including the possible loss of principal. In addition, dividends may go up and down.
     This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted. To the extent required by applicable law in certain jurisdictions, shares offered through the Lowe’s Plan are offered only through a registered broker-dealer in those jurisdictions.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 14, 2010.

Key Features of the Lowe’s Stock Advantage Direct Stock Purchase Plan
Enrollment: If you currently own Lowe’s common stock registered in your name, you may participate in the Lowe’s Plan by completing and returning an Enrollment Form. If you own Lowe’s common stock, but your shares are currently held by a bank or broker in its name (i.e., “street name”), you will need to register the shares in your name and then complete an Enrollment Form.
If you wish to leave your shares in “street name” or if you currently do not own any shares of Lowe’s common stock, you may join the Lowe’s Plan by completing an Initial Enrollment Form and making an initial cash investment of at least $250, or by establishing an automatic monthly deduction from your U.S. bank account for a minimum of $25 and continuing that deduction without interruption until your cash investment exceeds $250.
Additional Investments: Once you have enrolled, you may make additional investments in any amount from $25 to $250,000 per year by check or through automatic monthly deductions from a qualified U.S. bank account.
Dividend Reinvestments: You may reinvest all, some, or none of your cash dividends in additional shares of Lowe’s common stock. You may change your reinvestment election at any time by accessing your account online, or by contacting the Plan Administrator by telephone or in writing.
Safekeeping of Shares: All shares of Lowe’s common stock purchased through the Lowe’s Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Lowe’s common stock certificates outside of the Lowe’s Plan, you may deposit those certificates for safekeeping with the Plan Administrator, and those shares will be reflected in your Lowe’s Plan account.
Sale of Shares: The Lowe’s Plan provides you with the ability to sell all or any portion of your shares of Lowe’s common stock held in the Lowe’s Plan in book-entry form. You may also sell your shares outside the Lowe’s Plan either by requesting a stock certificate for the number of whole shares you wish to sell and presenting the certificate to a broker, or by requesting the number of whole shares you wish to sell be converted to book-entry form in the Direct Registration System (“DRS”). Shares held in DRS have the same rights and privileges as shares of Lowe’s common stock registered on Lowe’s records that are represented by a certificate.
Fees: There are enrollment, investment, brokerage, and sales fees associated with the Lowe’s Plan. See page 6 for the Lowe’s Plan’s fee schedule.
More Information: For more information about the Lowe’s Plan, call the Lowe’s Plan’s toll free number, 1-877-282-1174, or visit Lowe’s Investor Relations web site at www.Lowes.com/investor.

INFORMATION ABOUT LOWE’S
Lowe’s Companies, Inc. is a $47.2 billion retailer, offering a complete line of home improvement products and services. The Company, through its subsidiaries, serves more than 15 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through more than 1,700 stores in the United States, Canada and Mexico. Lowe’s is the world’s second largest home improvement retailer.
Lowe’s is an active supporter of the communities it serves. The Company is a national partner with both the American Red Cross and Habitat for Humanity International, and supports numerous local charities. Through the Lowe’s Heroes volunteer program the Company provides help to civic groups with public safety projects and shares important home safety and fire prevention information with neighborhoods across the country. Lowe’s is committed to understanding and reflecting its communities’ diverse cultures in staffing, business partnerships and the products it sells. Lowe’s is committed to making diversity and inclusion a natural part of the way it does business.
Founded in 1946, the Company employs more than 238,000 people. Over four percent of Lowe’s common stock is owned by the Company’s employees through the Lowe’s 401(k) Plan. Lowe’s has been a publicly held company since October 10, 1961. The Company’s common stock is listed on the New York Stock Exchange with shares trading under the ticker symbol LOW. The Company has its principal executive offices at 1000 Lowe’s Boulevard, Mooresville NC 28117 (telephone (704) 758-1000). For more information, visit www.Lowes.com.
RISK FACTORS
Our business is subject to risks. You should carefully consider the descriptions of those risks, including the risks and uncertainties described under the caption “Risk Factors” in our Annual Report on Form 10-K and the description of material changes, if any, in those “Risk Factors” included in our Quarterly Reports on Form 10-Q. You should also consider the risks and uncertainties described under the caption “Forward-Looking Statements” in our Quarterly Reports on Form 10-Q. If any of those risks actually occurs, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

THE LOWE’S STOCK ADVANTAGE DIRECT STOCK PURCHASE PLAN
General
1.	What is the Lowe’s Stock Advantage Direct Stock Purchase Plan?
     The Lowe’s Stock Advantage Direct Stock Purchase Plan is a convenient and low cost purchase plan which enables new investors to make an initial investment in Lowe’s common stock and existing investors to increase their holdings of Lowe’s common stock. Participants may elect to have dividends automatically reinvested in Lowe’s common stock and/or to make optional cash investments through the Plan Administrator, Computershare Trust Company, N.A. (“Computershare”). Computershare Inc., an affiliate of Computershare and a transfer agent registered with the SEC, acts as service agent for Computershare.
Computershare
P.O. Box 43078
Providence, RI 02940-3078
1-877-282-1174
www.computershare.com/investor
     Participation is entirely voluntary and we give no advice regarding your decision to join the Lowe’s Plan. If you decide to participate, an Enrollment Form is enclosed for your convenience.
2.	What options are available under the Lowe’s Plan?

The Lowe’s Plan allows participants to:
•	Make initial investments in Lowe’s common stock;

•	Make additional cash investments in Lowe’s common stock, including the option to make automatic monthly purchases by authorizing deductions from a U.S. bank account; and

•	Have their common stock dividends automatically reinvested in additional shares of Lowe’s common stock.
     Please refer to question 8 for details on fees to be paid by participants, to questions 9 through 12 for further information regarding the methods of making additional cash investments and question 16 for additional information regarding dividend payment options.
     Please retain all transaction statements for your records. The statements contain important tax and other information.
3.	Who is eligible to participate in the Lowe’s Plan?
     All U.S. citizens are eligible to participate in the Lowe’s Plan, whether or not they are currently shareholders of Lowe’s.

4.	Can non-U.S. citizens participate in the Lowe’s Plan?
     Yes. If you are not a U.S. citizen, you can participate in the Lowe’s Plan provided there are not any laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Lowe’s Plan. Lowe’s reserves the right to terminate participation of any shareholder if it deems it advisable under any foreign laws or regulations. All Lowe’s Plan funds must be in U.S. dollars and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. Please contact your local bank for details on how to make the transaction.
Eligibility and Enrollment
5.	How does a Lowe’s shareholder enroll in the Lowe’s Plan?
     If you are already a Lowe’s shareholder of record (i.e., if you own shares that are registered in your name, not your broker’s), you may enroll in the Lowe’s Plan simply by completing and returning an Enrollment Form. This form can be requested from the Computershare web site or by calling Computershare at 1-877-282-1174.
6.	I already own shares, but they are held by my bank or broker and registered in “street name.” How can I participate?
     If you currently own shares of Lowe’s common stock that are held on your behalf by a bank or broker (i.e., “street name”), you will need to arrange with your bank or broker to have at least one share registered directly in your name in order to be eligible to participate. Once the share(s) are registered in your name, you can complete an Enrollment Form. Alternatively, you may enroll in the Lowe’s Plan in the same manner as someone who is not currently a shareholder (see question 7).
7.	I’m not currently a shareholder. May I participate in the Lowe’s Plan?
     If you currently do not hold shares of Lowe’s common stock, you may enroll in the Lowe’s Plan by completing an Initial Enrollment Form for new investors and making an initial investment of at least $250 by check or electronic debit from your U.S. bank account, or by establishing an automatic monthly deduction from your U.S. bank account for a minimum of $25 and continuing without interruption until your cash investment exceeds $250. In both cases, an enrollment fee of $5 will be deducted from your initial investment.
8.	Are there fees associated with enrollment?
     Participation in the Lowe’s Plan is subject to fees disclosed in this prospectus. These fees may change at any time, and you will be notified of any changes.

Fee Schedule

One-time enrollment fee in Lowe’s Plan	$5.00*

Lowe’s Plan investment fees:
For each dividend reinvestment	Company paid
For each check	5% of investment, up to a maximum of $2.50 per transaction
For each automatic debit	5% of investment, up to a maximum of $2.50 per transaction

Brokerage trading fees (applied if shares are traded on the open market):
Purchase fee (per share)	$0.05
Sales fee (per share)	$0.12

Fee on each sale of shares
Market Order Sales	$25.00
Batch Order Sales	$10.00

Fee for returned check or rejected automatic deductions	$25.00

*	If you are a shareholder of record, this enrollment fee will be waived. If you are not a shareholder of record, this enrollment fee will apply and will be deducted from your initial investment.
Additional Investments
9.	What are the minimum and maximum amounts for additional investments?
     The minimum amount for additional investments is $25 each investment and the maximum amount is $250,000 during any calendar year.
10.	How do I make an additional investment?
     You may send a check payable in U.S. dollars to “Lowe’s Stock Advantage Direct Stock Purchase Plan.” Checks must be drawn against a U.S. bank or U.S. bank affiliate. Cash, traveler’s checks, money orders and third-party checks are not allowed. Checks must be accompanied by the appropriate section of your account statement and mailed to Lowe’s Stock Advantage Direct Stock Purchase Plan, c/o Computershare at the address indicated on your account statement. Additional investments can also be made through the Computershare web site.

11.	May I have additional investments automatically deducted from my bank account?
     Yes. You may authorize ongoing monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.
•	To initiate this service, you must send a completed Direct Debit Authorization Form to the Plan Administrator at any time after you have enrolled in the Lowe’s Plan, or complete the form at the time of enrolling in the Lowe’s Plan online at www.computershare.com/investor.

•	To change any aspect of the instruction, you must send a revised Direct Debit Authorization Form to the Plan Administrator or go to your account online and change your personal options.

•	To cancel deductions, you must notify the Plan Administrator by writing to the address on your account statement, or by calling Computershare toll free at 1-877-282-1174, or by changing your Plan account options at www.computershare.com/investor.
     Initial set-up, changes and terminations to the automatic deduction instructions will be made to your account as soon as practicable. Once enrollment is effective, funds will be automatically deducted from your designated account on the 25th day of each month, or the next business day if the 25th is not a business day.
12.	Will I be charged fees for additional investments?
     Yes. For any investment made by check, a service charge of 5% of the amount of your investment, up to a maximum of $2.50 per transaction, will be deducted at the time of the investment. The same charge will be deducted for any investment made by automatic monthly deduction. In addition, the purchase price will include a purchase fee of $.05 per share, which includes brokerage commissions, if purchases are being made from the open market.
13.	How are payments with “insufficient funds” handled?
     If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.
     In addition, an “insufficient funds” fee of $25.00 will be charged. The Plan Administrator may place a hold on the Lowe’s Plan account until the “insufficient funds” fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.
14.	When will shares be purchased?
     For initial investments and optional additional cash investments, the Plan Administrator will buy shares each week, beginning on Thursday (or the next business day) if your funds are received at least two business days before that Thursday.
     For automatic monthly purchases, shares will be purchased by Computershare on the first Thursday following the 25th day of the month, if your automatic monthly purchase enrollment material is received by the last business day of the previous month.

15.	What is the price of shares purchased under the Lowe’s Plan?
     The purchase price for shares purchased by the Plan Administrator in the open market will be the weighted average price per share paid by the Plan Administrator for all purchases made that week for Lowe’s Plan participants. The purchase price for shares purchased from Lowe’s will be the average of the high and low sales price reported on the New York Stock Exchange’s consolidated tape for the day of the transaction.
     The Plan Administrator will use your investment to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share.
Dividends
16.	Can my dividends be reinvested automatically?
     Yes. You may elect on your enrollment form full, partial or no reinvestment of your dividends. If you make no election on your enrollment form, cash dividends on all shares in your account will be reinvested. If you choose partial reinvestment, you must identify the number of shares in your account on which you would like to receive cash payments for dividends.
17.	When will my dividends be reinvested and at what price?
     The purchase of shares with your reinvested dividends will generally begin on the dividend payment date (or next business day) and be completed within five business days of the dividend payment date. The price of shares purchased on the open market with dividends will be the weighted average price of all shares purchased with reinvested dividends. If shares are purchased from Lowe’s, the purchase price will be the average of the high and low sales price reported on the New York Stock Exchange’s consolidated tape for the day of the transaction.
Source of Stock
18.	What is the source of Lowe’s common stock purchased through the Lowe’s Plan?
     At Lowe’s option, share purchases will be made in the open market or directly from Lowe’s. Share purchases on the open market may be made on any stock exchange where Lowe’s common stock is traded or by negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither Lowe’s nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator.
     Lowe’s will receive proceeds from purchases of common stock by participants in the Lowe’s Plan only to the extent that such purchases are made directly from Lowe’s and not in the open market. Lowe’s is unable to estimate the number of shares, if any, that will be purchased directly from Lowe’s under the Lowe’s Plan or the amount of proceeds from any such purchases. If shares for the Lowe’s Plan are purchased directly from Lowe’s, the net proceeds will be used by Lowe’s for general corporate purposes.
Sale of Shares
19.	How do I sell my shares?
     You can sell some or all of the Lowe’s Plan shares you hold in any of three ways: by providing written instructions to the Plan Administrator; by calling the Plan Administrator toll free at 1-877-282-1174; or by accessing your Computershare shareholder account online. Each account statement you receive will have a sale coupon form attached for your convenience. If you sell only a portion of your shares, the Plan Administrator will continue to reinvest the dividends on your remaining shares in the Lowe’s Plan as previously authorized by you.
     You have two choices when making a sale, depending on how you submit your sale request, as follows:
•	Market Order: A market order is a request to sell shares promptly at the current market price. Market order sale requests can only be received at www.computershare.com/investor or by telephone, and will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day the market is open. The price shall be the market price of the sale obtained by the Plan Administrator’s broker, less a service charge of $25 and a per share fee of $0.12. Written sales instructions received by mail will be processed as a batch order sale.

•	Batch Order: A batch order is an accumulation of all sales requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause your shares to be sold on the open market within five business days of receipt of your request. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions. For this purpose the Plan Administrator may combine each selling program participant’s shares with those of other selling program participants. In every case of a batch order sale, the price to each selling program participant shall be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a service charge of $10 and a per share fee of $0.12. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.
     All per share fees include any brokerage commissions the Plan Administrator is required to pay. Instructions sent to the Plan Administrator are binding and may not be rescinded. The Plan Administrator may require a sale request be submitted in writing. You should contact the Plan Administrator to determine if there are any limitations applicable to a particular sale request.
     If you elect to sell shares online at www.computershare.com/investor, you may use the Plan Administrator’s international currency exchange service to convert your sale proceeds to your local currency prior to being sent to you. Receiving your sales proceeds in a local currency and having your check drawn on a local bank avoids the timely and costly “collection” process required for cashing U.S. dollar checks. This service is subject to additional terms and conditions and fees, which you must agree to online.
     The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares purchased through the Lowe’s Plan are sold and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.
     If you prefer, you can withdraw shares from the Lowe’s Plan, at no cost to you, and sell them through a broker of your own choosing. You may do so either by requesting a certificate for the shares and presenting it to the broker or by requesting the shares you wish to sell be converted to book-entry form in DRS. If you request a certificate for the shares, the certificate will normally be mailed to you within five business days of receipt of your instructions. If you withdraw and sell only a portion of your shares, the Plan Administrator will continue to reinvest the dividends on your remaining shares in the Lowe’s Plan as previously authorized by you.
How Shares are Held
20.	How does the safekeeping service (book-entry shares) work?
     All shares of Lowe’s common stock that are purchased through the Lowe’s Plan will be held by the Plan Administrator and recorded in book-entry form in your Lowe’s Plan account on the records of the Plan Administrator. If you hold Lowe’s common stock certificates outside the Lowe’s Plan you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Lowe’s Plan account.
21.	How do I deposit my Lowe’s stock certificates with the Plan Administrator?
     To deposit certificates into the Lowe’s Plan, you should send your certificates, by registered and insured mail, to the Plan Administrator at Lowe’s Stock Advantage Direct Stock Purchase Plan, c/o Computershare, P.O. Box 43078, Providence, RI 02940-3078, with written instructions to deposit those shares in your Lowe’s Plan account. The certificates should not be endorsed and the assignment section should not be completed. We recommend insuring certificates for at least three percent of the market value to cover the cost of a surety bond in the event the shares are lost in transit to the Plan Administrator.
22.	Are there any charges associated with this custodial service?
     No. There is no cost to you for having the Plan Administrator hold the shares purchased for you through the Lowe’s Plan or for having the Plan Administrator deposit the stock certificates you hold into your account.
23.	How can I receive a stock certificate?
     Normally, stock certificates for shares purchased under the Lowe’s Plan will not be issued; rather shares will be registered in the name of the Plan Administrator or its nominee and credited to your Lowe’s Plan account. However, you may request a stock certificate by indicating your preference on the stub attached to your account statement and forwarding it to the Plan Administrator. There is no charge for this service. Stock certificates for fractional shares will not be issued.
Transfers of Shares
24.	Can I transfer shares that I hold in the Lowe’s Plan to someone else?
     Yes. You may transfer ownership of some or all of your Lowe’s Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant’s account.
     You may transfer shares to new or existing Lowe’s shareholders. However, a new Lowe’s Plan account will not be opened for a transferee as a result of a transfer of less than one full share.

Change of Address
25.	I’ve just moved. How can I request a change of address or update other personal data?
     It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, you may access your Computershare account online, call Computershare toll free at 1-877-282-1174, or write to them at the address listed in question 28.
Withdrawal from the Lowe’s Stock Advantage Direct Stock Purchase Plan
26.	How do I close my Lowe’s Plan account?
     You may terminate your participation in the Lowe’s Plan either by completing the appropriate section of your account statement and returning it to the Plan Administrator or by giving notice to the Plan Administrator in writing, on the phone or through your Computershare account online. Upon termination, you may elect to receive a certificate for the number of whole shares held in your Lowe’s Plan account or to have all of the shares in your Lowe’s Plan account sold for you as described earlier in this prospectus and pay applicable fees and commissions. Alternatively, you may request the Plan Administrator convert your shares to book-entry form in DRS. Shares held in DRS have the same rights and privileges as shares of Lowe’s common stock registered on Lowe’s records that are represented by a certificate. If you choose either this alternative or to receive a physical certificate, you will also receive a check for the value of any fractional shares you held in the Lowe’s Plan, less any applicable fees, for selling those fractional shares.
     If you elect to receive a certificate or to have your shares sold, the Plan Administrator will send you your proceeds, without interest, or your certificate (with a check for the value of any fractional shares) as soon as practicable. If a notice of withdrawal is received on or after the record date, but before the related dividend payment date, the Plan Administrator may not process your request until after the dividend reinvestment has posted to your account. Thereafter, cash dividends on shares you hold in book-entry form in DRS or in certificate form will be paid out to you and not reinvested in Lowe’s common stock.
Administration
27.	Who administers the Lowe’s Stock Advantage Direct Stock Purchase Plan?
     The Lowe’s Plan is administered by Computershare, which also serves as Lowe’s stock transfer agent, registrar and dividend disbursing agent. As Plan Administrator, Computershare acts as agent for Lowe’s Plan participants and keeps records, sends statements and performs other duties relating to the Lowe’s Plan. Computershare Inc., an affiliate of Computershare and a transfer agent registered with the SEC, acts as service agent for Computershare.
     Purchases and sales of Lowe’s common stock under the Lowe’s Plan are made by a broker-dealer acting as purchasing or selling agent for Lowe’s Plan participants. To the extent required by applicable law in certain jurisdictions, shares offered under the Lowe’s Plan are offered through a broker-dealer.
28.	How do I contact the Plan Administrator?
     You may contact the Plan Administrator by writing to:
Lowe’s Stock Advantage Direct Stock Purchase Plan
c/o Computershare
P.O. Box 43078
Providence, RI 02940-3078

     You may also telephone the Plan Administrator toll free at 1-877-282-1174. Automated telephone information is available 24 hours a day, seven days a week. Customer service representatives are available between the hours of 9:00 A.M. and 5:00 P.M. Eastern Time, Monday through Friday.
     You may access your account online to purchase additional shares of Lowe’s common stock, change your address, certify your tax identification number, change your dividend reinvestment options, modify your monthly investment withdrawals, and request duplicate 1099-DIV Tax Forms, among other features. Go to www.computershare.com/investor. When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number.
29.	What kind of reports will be sent to participants in the Lowe’s Plan?
     If you reinvest your dividends under the Lowe’s Plan, you will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment or deposit or transfer or withdraw shares. You will also receive transaction statements promptly after each sale of shares under the Lowe’s Plan. For market order sales, the time of the sale will be provided. You should retain these statements in order to establish the cost basis of shares purchased under the Lowe’s Plan for income tax and other purposes. In addition, you will receive all communications sent to other shareholders, such as annual reports and proxy statements, or a Notice of Internet Availability of such communications.
Additional Information
30.	How would a stock split or stock dividend affect my account?
     Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position in the Lowe’s Plan. Of course, you may request a certificate at any time for any or all of your whole shares or request that they be converted to book-entry form in DRS.
31.	How do I vote my Lowe’s Plan shares at shareholder meetings?
     In connection with each meeting of Lowe’s shareholders, you will receive either a paper copy of Lowe’s proxy statement, together with a proxy card, or a Notice of Internet Availability of Proxy Materials. If you receive a proxy card, it will allow you to vote your shares by telephone, via the Internet or by mail. If you receive a Notice of Internet Availability of Lowe’s Proxy Materials, it will include instructions on how to access Lowe’s proxy materials and vote your shares via the Internet. The Notice will also include instructions on how you may request delivery at no cost to you of a paper or email copy of Lowe’s proxy materials.
     Fractional shares will be aggregated and voted with the participant’s directions. If you do not vote your shares via the Internet, by telephone or by signing and returning a proxy card, the shares will not be voted.
32.	Can the Lowe’s Plan be changed?
     Yes. We may add to, modify, suspend or terminate the Lowe’s Plan at any time. We will send you written notice of any significant changes, which may be included on your quarterly account statement. Upon termination of the Lowe’s Plan, we will return to you any uninvested automatic deductions from your bank account and any uninvested optional cash investments or initial investment. Whole shares held in your account under the Lowe’s Plan will be converted to book-entry form in DRS. We will pay you in cash for any fractional shares credited to your account. Alternatively, you may request the Plan Administrator to issue a stock certificate free of charge.

33.	What are the responsibilities of Lowe’s and the Plan Administrator?
     Neither Lowe’s nor the Plan Administrator, Computershare, will be liable for any act, or for any failure to act as long as they have made good faith efforts to carry out the terms of the Lowe’s Plan, as described in this prospectus and on the forms that accompany each investment or activity.
     Participants should recognize that neither Lowe’s nor the Plan Administrator can promise a profit or protect against a loss on the common stock purchased under the Lowe’s Plan. For more information about the risks and uncertainties that Lowe’s is exposed to, you should read the “Risk Factors” included in Lowe’s Annual Report on Form 10-K to the SEC and the description of material changes, if any, in those “Risk Factors” included in our Quarterly Reports on Form 10-Q.
     Although the Lowe’s Plan provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by the Lowe’s Board of Directors at its discretion, depending upon future earnings, the financial condition of Lowe’s and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.
Tax Consequences
     You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Lowe’s Plan. The following summary is for general information only.
     Cash dividends reinvested under the Lowe’s Plan will be taxable for U.S. Federal income tax purposes as having been received by you even though you have not actually received them in cash. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.
     You will not realize a gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Lowe’s Plan or the withdrawal of whole shares from the Lowe’s Plan. You will, however, generally realize a gain or loss when shares are sold, including any fractional share interest for which you receive cash upon termination of your participation in the Lowe’s Plan. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis for the shares. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.
     Lowe’s Plan participants who are foreign persons generally are subject to a withholding tax on dividends paid on shares held in the Lowe’s Plan. The Plan Administrator is required to withhold from dividends paid to foreign shareholders the appropriate amount, under current law, determined in accordance with Internal Revenue Service regulations. Where applicable, this withholding tax may be determined by treaty between the U.S. and the country in which the participant resides. In addition, dividends paid on shares in Lowe’s Plan accounts, and the proceeds of any sale of shares, may be subject to the current applicable backup withholding tax rate under the Internal Revenue Code if the participant does not provide an IRS Form W-9 certifying that the participant is not subject to backup withholding tax. If a participant is subject to a withholding tax, the amount of any dividends that will be credited to a participant’s Lowe’s Plan account for investment in additional shares of Lowe’s common stock will be net of any applicable withholding tax.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov, and free of charge through our web site at www.Lowes.com/investor as soon as reasonably practicable after we file them with, or furnish them to, the SEC. The information contained on our web site is not incorporated into or a part of this prospectus. You may also read and copy any document we file with the SEC at the following location:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     This prospectus constitutes part of a registration statement on Form S-3 filed by Lowe’s under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
     The SEC allows us to “incorporate by reference” in this prospectus the information we file with the SEC, which means:
•	Incorporated documents are considered part of this prospectus;

•	We can disclose important information to you by referring you to those documents; and

•	Information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.
     The following documents filed by Lowe’s with the SEC (File No. 1-7898) are incorporated herein by reference:
(i)	Lowe’s Annual Report on Form 10-K and the amendments thereto on Form 10-K/A for the fiscal year ended January 29, 2010;

(ii)	Lowe’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2010;

(iii)	Lowe’s Current Reports on Form 8-K filed April 15, 2010, May 11, 2010, May 18, 2010 and June 18, 2010; and

(iv)	the description of Lowe’s common stock contained in Lowe’s registration statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.

     We also incorporate by reference any documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those Current Reports on Form 8-K which “furnish” information pursuant to Item 2.02 or Item 7.01 of such report and exhibits furnished in connection therewith) after the date of publication of this prospectus and prior to the termination or completion of the offering of the shares of common stock offered by this prospectus.
     Any report, document or portion thereof that is furnished to, but not filed with, the Commission is not incorporated by reference. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You can obtain any of the filings incorporated by reference in this document through us or from the SEC at the SEC’s web site or at the address described above. Documents incorporated by reference are made available free of charge through our web site at www.Lowes.com/investor as soon as reasonably practicable after we file them with, or furnish them to, the SEC. The information contained on our web site is not incorporated into or a part of this prospectus. Paper copies of documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain paper copies of documents incorporated by reference in this prospectus by requesting them in writing, or by telephone, from us at the following address or telephone numbers:
Lowe’s Companies, Inc.
Investor Relations
1000 Lowe’s Boulevard
Mooresville, NC 28117
Telephone: (704) 758-1000 or (888) 34LOWES
     If you request any incorporated documents from us, we will mail them to you by first class mail, promptly after we receive your request.
USE OF PROCEEDS
     Lowe’s will receive proceeds from the purchase of common stock through the Lowe’s Plan only to the extent that such purchases are made directly from Lowe’s and not from open market purchases by Computershare. Any proceeds received by us (which cannot be estimated) will be used for general corporate purposes.
LEGAL OPINIONS
     The legality of the common stock covered by this prospectus has been passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in this prospectus from the Lowe’s Companies, Inc. and subsidiaries (the “Company”) Annual Report on Form 10-K for the fiscal year ended January 29, 2010, as amended, and the effectiveness of the Company’s internal control over financial reporting as of January 29, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing therein.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with information in addition to or different from the information contained or incorporated by reference in this prospectus or represent anything else about us or this offering. We are not making any offer of these securities in any state where the offer is not permitted. Except as otherwise indicated, the information appearing in this prospectus speaks only as of the date on the front of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

INFORMATION ABOUT LOWE’S	3
RISK FACTORS	3
THE LOWE’S STOCK ADVANTAGE DIRECT STOCK PURCHASE PLAN	4
WHERE YOU CAN FIND MORE INFORMATION	14
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	14
USE OF PROCEEDS	15
LEGAL OPINIONS	15
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

PROSPECTUS

July 14, 2010
For more information call 1-877-282-1174 or visit
the Lowe’s investor relations web site at
www.Lowes.com/investor
002CS62687